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                                                February 13, 2002

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Maria Bianchini

                  Re: Silverline Technologies Limited (the "Registrant") Registration Statement on Form F-3 (No. 333-81132) Form RW--Application for Withdrawal
                       ---------------------------------------------------

Dear Ms. Bianchini:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that its Registration Statement on Form F-3 (Registration No. 333-81132), together with all exhibits thereto (the "Registration Statement") be withdrawn at this time. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on January 22, 2002.

      Pursuant to the Registration Statement, the Registrant proposed to register American depositary shares. The Registrant has determined not to issue registered American depositary shares at this time. The Registration Statement has not been declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement.

      Should you have any questions regarding this matter, please do not hesitate to contact our counsel, Mr. Rajiv Khanna, at (212) 801-9268.

                                          Very truly yours,

                                          SILVERLINE TECHNOLOGIES LIMITED


                                          By:/s/Ravi Subramanian
                                             ---------------------------------
                                             Ravi Subramanian
                                             Executive Chairman


cc:   Rajiv Khanna, Esq., Greenberg Traurig, LLP



 Silverline Technologies Ltd. Kolshet Road Dhokali, Thane (West) 400 607 INDIA
              p +91.22.5338160 f +91.22.5365771 www.silverline.com